



Forte croissance du chiffre d'affaires au 1er trimestre : + 10,3 %

Charenton-le-Pont (23 avril 2009 - 6h30) -- Au 31 mars 2009, le chiffre d'affaires consolidé d'Essilor, numéro un mondial de l'optique ophtalmique, s'établit à 840,4 millions d'euros, en hausse de 10,3 % par rapport à 2008. Hors effet de change, la croissance ressort à + 5,4 %.

Malgré une contraction du marché en début d'année, la croissance organique affiche un repli modéré de 1 % principalement dû à l'activité instruments, l'activité verres étant stable. Les lancements de nouveaux produits, dont Crizal® Forte (New Crizal Avancé™ with Scotchgard™ Protector aux Etats-Unis) et Transitions® VI en Europe, rencontrent un accueil très favorable auprès des opticiens.

L'effet de périmètre représente + 6,4 %. La moitié est imputable à l'intégration de Satisloh, l'autre moitié est liée au report des autres acquisitions réalisées en 2008.

L'impact positif des taux de change (+ 4,9 %) tient essentiellement à l'appréciation du dollar américain par rapport à l'euro et, dans une moindre mesure, à celle du yen. Les évolutions de la livre sterling, du dollar australien, du won coréen et du real ont pesé sur le chiffre d'affaires.

Chiffre d'affaires consolidé – 1er trimestre 2009

En millions d'euros	**1er trimestre 2009**	1er trimestre 2008	Variation publiée	Croissance organique	Effet de périmètre
Total	**840,4**	**762,2**	**+ 10,3 %**	**- 1,0 %**	**+ 6,4 %***
Europe	**330,8**	346,4	- 4,5 %	- 4,4 %	+ 1,9 %
Amérique du Nord	**375,9**	318,3	+ 18,1 %	- 1,9 %	+ 5,2 %
Asie Océanie	**81,5**	69,2	+ 17,8 %	+ 15,1%	+ 2,4 %
Amérique latine	**27,8**	28,3	- 1,9 %	+ 10,2 %	-
Satisloh	**24,4****	-	-	-	-

(*) dont 3,2 % au titre de Satisloh ; (**) hors ventes de 7,7 millions d'euros à Essilor

En **Europe**, la croissance globale a été pénalisée par la contraction des ventes de la division instruments et par les conditions économiques très difficiles au Royaume-Uni, en Espagne, en Italie et dans certains pays de l'Est de l'Europe. La France et l'Allemagne maintiennent leur niveau d'activité grâce à la complémentarité de leurs réseaux commerciaux. Enfin, la Russie affiche une très forte croissance grâce à des gains de parts de marché.

Aux **Etats-Unis**, le trimestre a été marqué par la bonne tenue des ventes aux opticiens/optométristes indépendants alimentées par le réseau des laboratoires de prescription. L'activité avec certaines chaînes d'optique a été plus difficile.

En **Asie**, les pays émergents continuent d'afficher une forte progression de leur chiffre d'affaires, notamment l'Inde. L'Australie a également connu une croissance soutenue. En revanche, les ventes au Japon reculent dans un marché toujours très difficile.

Enfin, Essilor poursuit son développement rapide en **Amérique latine**, tiré par le Brésil et le Mexique.

Dans le domaine des équipements, **Satisloh** est confronté à un certain attentisme des laboratoires de prescription sur le segment des machines, essentiellement en Europe.

Faits marquants du trimestre

Essilor a porté de 10 % à 51 % sa participation au capital de JZO, numéro un du marché des verres ophtalmiques en Pologne et distributeur de BBGR. JZO a réalisé un chiffre d'affaires de 15,5 millions d'euros en 2008 et emploie plus de 300 personnes. Cette opération va permettre au groupe de tirer le meilleur parti du rapide développement des verres progressifs en Pologne, ainsi qu'en Ukraine et en Lituanie, où la société dispose de filiales de distribution.
En Inde, Essilor a augmenté de 10 % sa participation dans GKB Rx Lens Private Ltd et possède désormais 60 % de son capital. Basé à Kolkata (ex Calcutta), GKB Rx Lens Private Ltd exploite un réseau de laboratoires de prescription et a réalisé en 2008 un chiffre d'affaires proche 20 millions d'euros.
Essilor a également finalisé quatre petites acquisitions en Australie correspondant à un chiffre d'affaires cumulé de 3,6 millions d'euros en base annuelle.

Rachats de titres

Au cours du trimestre, Essilor a racheté 220 418 titres sur le marché pour un montant de 6,3 millions d'euros. Ces opérations s'inscrivent dans le cadre du programme de compensation de la dilution des OCEANE mis en place par le groupe en juillet 2008.

Trésorerie-Dette

En raison des effets de saisonnalité habituels, des acquisitions, des rachats de titres et des investissements industriels, la dette nette a augmenté de 50 millions d'euros au 1er trimestre, à près de 162 millions.

Une conférence téléphonique aura lieu ce jour à 9 heures en français.
Le numéro à composer est : 01 70 99 42 78
Elle sera retransmise en différé et accessible sur Internet par le lien suivant :
http://hosting.3sens.com/Essilor/20090423-E5AB9FB0/fr/

Une autre conférence suivra à 10 heures en anglais.
Le numéro à composer est : 00 44 20 78 06 19 66
Elle sera retransmise en différé et accessible sur Internet par le lien suivant :
http://hosting.3sens.com/Essilor/20090423-E5AB9FB0/en/

Prochains rendez-vous :
Assemblée Générale d'Essilor : 15 mai 2009 à 10h30
Chiffre d'affaires semestriel : 17 juillet 2009.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Essilor® et Definity®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 293 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.
L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.
Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EI:FP.

Relations Investisseurs et Communication Financière
Véronique Gillet – Sébastien Leroy
Tél. : 01 49 77 42 16
www.essilor.com



News Release

Strong 10.3% Growth in First-Quarter Revenue

Charenton-le-Pont, France (April 23, 2009, 6:30 a.m.) – Essilor International, the world leader in ophthalmic optics, today announced consolidated revenue of €840.4 million for the three months ended March 31, 2009, representing a reported 10.3% increase on the first quarter of 2008. Excluding the currency effect, growth was 5.4% for the period.

Despite contracting demand early in the year, revenue was down just 1% like-for-like. This was primarily due to the instruments business, with lens revenue stable for the period. Eyecare professionals responded very favorably to the launch of new products, including Crizal® Forte (New Crizal Avancé™ with Scotchgard™ Protector in the United States) and Transitions® VI in Europe.

Changes in the scope of consolidation added 6.4% to growth for the quarter, with half of the impact coming from the consolidation of Satisloh and half from the other acquisitions made in 2008.

The 4.9% positive currency effect primarily reflected the appreciation of the US dollar, and to a lesser extent the yen, against the euro. On the downside, reported revenue was reduced by the weakness in the British pound, Australian dollar, Korean won and Brazilian real over the period.

Consolidated revenue – first quarter 2009

€ millions	**1st quarter 2009**	1st quarter 2008	% change as reported	% change (like-for-like)	Contribution from acquisitions
Total	**840.4**	**762.2**	**+10.3%**	**-1.0%**	**+6.4%***
Europe	**330.8**	346.4	-4.5%	-4.4%	+1.9%
North America	**375.9**	318.3	+18.1%	-1.9%	+5.2%
Asia-Pacific	**81.5**	69.2	+17.8%	+15.1%	+2.4%
Latin America	**27.8**	28.3	-1.9%	+10.2%	-
Satisloh	**24.4****	-	-	-	-

*Of which 3.2% due to the consolidation of Satisloh **Excluding €7.7 million in revenue from sales to Essilor

Growth in **Europe** was dampened by the decline in instrument sales and the very challenging economic conditions in the United Kingdom, Spain, Italy and certain Eastern European countries. By leveraging the multi-network strategy, operations in France and Germany held business firm during the period, while market share gains drove very strong growth in Russia.

In the **United States**, sales from the prescription laboratory network to independent eyecare professionals held up well during the quarter, but business with certain optical chains was more difficult.

Emerging markets in **Asia** continued to enjoy very strong growth in revenue, especially in India. Operations in Australia also reported sustained momentum. On the other hand, sales in Japan declined in a persistently difficult market.

Lastly, Essilor maintained its robust expansion in **Latin America**, led by operations in Brazil and Mexico.

In the optical equipment business, **Satisloh** is facing weaker demand from prescription laboratories in the machines segment, primarily in Europe.

First-quarter highlights

Essilor raised its stake in JZO, the ophthalmic optics market leader in Poland and a BBGR distributor, to 51% from 10% previously. JZO reported €15.5 million in revenue in 2008 and has more than 300 employees. The increased stake will enable Essilor to leverage the fast growth in progressive lenses in Poland, the Ukraine and Lithuania, where JZO has distribution subsidiaries.

In India, Essilor raised its interest in GKB Rx Lens Private Ltd from 50% to 60%. Based in Kolkata, GKB Rx Lens Private Ltd operates a network of prescription laboratories and reported nearly €20 million in revenue in 2008.

Essilor also completed four small acquisitions in Australia, representing an aggregate €3.6 million in full-year revenue.

Share buybacks

During the quarter, Essilor purchased 220,418 of its own shares on the open market for a total of €6.3 million, as part of the program set up in July 2008 to offset dilution from the conversion of the OCEANE bonds.

Net debt

Due to the normal seasonal fluctuations in business, as well as acquisitions, share buybacks and capital expenditure, net debt increased by €50 million during the first quarter, to nearly €162 million at March 31, 2009.

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essilor

A conference call in French will be held today at 9:00 a.m. CET.

The number to dial is: +33 (0) 1 70 99 42 78

The conference will be available for later listening at:

http://hosting.3sens.com/Essilor/20090423-E5AB9FB0/fr/

A conference call in English will follow at 10:00 a.m. CET.

The number to dial is: +44 (0) 20 78 06 19 66

The conference will be available for later listening at:

http://hosting.3sens.com/Essilor/20090423-E5AB9FB0/en/

Investor calendar:

May 15, 2009: 10:30 a.m.: Annual Shareholders' Meeting

July 17, 2009: First-half revenue announced

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Essilor® and Definity® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 293 lens finishing laboratories and local distribution networks.

The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index.

Codes and symbols: (ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communications

Véronique Gillet – Sébastien Leroy

Phone: : 01 49 77 42 16

www.essilor.com